Boxed, Inc.
451 Broadway, Floor 2

New York, NY 10013

June 9, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:             Alyssa Wall

Re:	Boxed, Inc.
Registration Statement on Form S-1 (File No. 333- 265331)

To the addressee set forth above:

Reference is made to the request for acceleration filed by Boxed, Inc. as correspondence via EDGAR on June 6, 2022 with respect to its registration statement on Form S-1 (File No. 333-265331), as amended (the “Registration Statement”). The Company is no longer requesting that the Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration of the effective date.

Please contact Drew Capurro of Latham & Watkins LLP at (714) 755-8008 with any questions you may have concerning this request.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Boxed, Inc.

By:	/s/ Mark Zimowski
Name:	Mark Zimowski
Title:	Chief Financial Officer

cc:	Chieh Huang, Boxed, Inc.
Jung Choi, Boxed, Inc.
Drew Capurro, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP